Exhibit 99.14

Consolidated Financial Statements

Three and six months ended June 30, 2019

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As at		Jun. 30	Dec. 31
(In thousands of Canadian dollars)		2019	2018
Assets
Current
Cash and cash equivalents		60,593	47,252
Fees receivable		8,491	8,635
Loans receivable	(Note 5)	29,203	15,275
Proprietary investments	(Note 3)	20,328	26,711
Other assets	(Note 6)	11,679	10,774
Income taxes recoverable		4,214	2,379
Total current assets		134,508	111,026

Loans receivable	(Note 5)	2,808	20,746
Long-term investments	(Note 3)	102,279	102,560
Other assets	(Note 6)	1,711	1,214
Property and equipment, net		23,177	12,334
Intangible assets	(Note 4)	149,557	148,324
Goodwill	(Note 4)	25,061	26,115
Deferred income taxes	(Note 8)	6,675	5,896
		311,268	317,189
Total assets		445,776	428,215

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		40,911	41,641
Compensation payable		4,098	9,466
Obligations related to securities sold short	(Note 3)	—	255
Loan facility	(Note 12)	5,000	—
Income taxes payable		457	607
Total current liabilities		50,466	51,969
Other accrued liabilities		6,792	—
Loan facility	(Note 12)	17,500	—
Deferred income taxes	(Note 8)	4,261	3,125
Total liabilities		79,019	55,094

Shareholders' equity
Capital stock	(Note 7)	415,137	412,938
Contributed surplus	(Note 7)	45,974	43,383
Deficit		(126,508)	(117,201)
Accumulated other comprehensive income		32,154	34,001
Total shareholders' equity		366,757	373,121
Total liabilities and shareholders' equity		445,776	428,215
Commitments and provisions	(Note 13)

The accompanying notes form part of the financial statements

"Ron Dewhurst"	"Sharon Ranson"
Director	Director

26

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended		For the six months ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of Canadian dollars, except for per share amounts)		2019	2018	2019	2018
Revenues
Management fees		13,329	14,559	26,887	28,615
Carried interest and performance fees		—	685	—	1,802
Commissions		4,406	7,516	8,815	16,373
Interest income		4,595	3,293	8,513	6,359
Gain (loss) on proprietary investments	(Note 3)	(2,160)	(3,050)	(2,087)	(4,929)
Gain (loss) on long-term investments	(Note 3)	1,614	(72)	1,547	(16)
Other income (loss)	(Note 6)	(559)	3,683	(1,203)	9,925
Total revenue		21,225	26,614	42,472	58,129

Expenses
Compensation		8,917	10,715	17,035	21,618
Stock-based compensation	(Note 7)	1,069	2,976	3,328	5,934
Trailer and sub-advisor fees		89	49	89	96
Placement and referral fees		336	148	414	352
Selling, general and administrative		4,354	4,905	8,423	9,491
Interest expense		302	15	626	81
Amortization of intangibles	(Note 4)	291	291	583	846
Amortization of property and equipment		806	165	1,615	297
Other expenses	(Note 6)	3,399	802	4,036	1,981
Total expenses		19,563	20,066	36,149	40,696
Income before income taxes for the period		1,662	6,548	6,323	17,433
Provision (recovery) for income taxes	(Note 8)	(454)	632	423	(2,140)
Net income for the period		2,116	5,916	5,900	19,573
Basic earnings per share	(Note 7)	$0.01	$0.02	$0.02	$0.08
Diluted earnings per share	(Note 7)	$0.01	$0.02	$0.02	$0.08

Net income for the period	2,116	5,916	5,900	19,573
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)	(926)	1,224	(1,847)	2,783
Total other comprehensive income (loss)	(926)	1,224	(1,847)	2,783
Comprehensive income	1,190	7,140	4,053	22,356

The accompanying notes form part of the financial statements

27

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of Canadian dollars, other than number of shares)		Number of Shares Outstanding	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
At Dec. 31, 2018		243,062,337	412,938	43,383	(117,201)	34,001	373,121
Shares acquired for equity incentive plan	(Note 7)	(162,265)	(503)	—	—	—	(503)
Shares released on vesting of equity incentive plan	(Note 7)	606,467	1,520	(1,520)	—	—	—
Foreign currency translation gain on foreign operations		—	—	—	—	(1,847)	(1,847)
Stock-based compensation	(Note 7)	—	—	3,328	—	—	3,328
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	476,030	1,086	783	—	—	1,869
Dividends declared	(Note 10)	30,892	96	—	(15,207)	—	(15,111)
Net income		—	—	—	5,900	—	5,900
Balance, Jun. 30, 2019		244,013,461	415,137	45,974	(126,508)	32,154	366,757

At Dec. 31, 2017		234,098,634	392,556	39,907	(118,272)	29,673	343,864
IFRS 9 transition adjustment		—	—	—	(50)	—	(50)
Shares acquired for equity incentive plan		(2,362,500)	(7,058)	—	—	—	(7,058)
Shares released on vesting of equity incentive plan		675,656	1,656	(1,656)	—	—	—
Shares released on exercise of stock option plan		172,835	406	(406)			—
Foreign currency translation loss on foreign operations		—	—	—	—	2,783	2,783
Issuance of share capital on purchase of management contracts		6,997,387	17,284	—	—	—	17,284
Stock-based compensation		—	—	5,934	—	—	5,934
Issuance of share capital on conversion of RSUs and other share based considerations		339,401	727	(604)	—	—	123
Dividends declared		114,601	267	—	(15,107)	—	(14,840)
Net income		—	—	—	19,573	—	19,573
Balance, Jun. 30, 2018		240,036,014	405,838	43,175	(113,856)	32,456	367,613

The accompanying notes form part of the financial statements

28

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended
	Jun. 30	Jun. 30
(In thousands of Canadian dollars, other than number of shares)	2019	2018
Operating Activities
Net income for the period	5,900	19,573
Add (deduct) non-cash items:
Loss (gain) on proprietary investments	2,087	4,929
Loss (gain) on Long-term investments	(1,547)	16
Stock-based compensation	3,328	5,934
Amortization of property, equipment and intangible assets	2,198	1,143
Current portion of lease liability	(1,969)	—
Deferred income tax recovery	310	(1,678)
Current income tax expense	113	(462)
Other items	660	(1,748)
Income taxes paid	(2,098)	(1,757)
Changes in:
Fees receivable	144	3,881
Loans receivable	4,010	8,464
Other assets	(1,402)	17,722
Accounts payable, accrued liabilities and compensation payable	(6,098)	(4,984)
Cash provided by operating activities	5,636	51,033
Investing Activities
Purchase of investments	(23,367)	(51,983)
Sale of investments	28,577	19,192
Purchase of property and equipment	(3,750)	(1,127)
Purchase of intangible assets	—	(115,032)
Cash provided by (used in) investing activities	1,460	(148,950)
Financing Activities
Acquisition of common shares for equity incentive plan	(503)	(7,058)
Net advances from loan facility	22,500	—
Dividends paid	(15,111)	(14,840)
Cash provided by (used in) financing activities	6,886	(21,898)
Effect of foreign exchange on cash balances	(641)	1,669
Net increase (decrease) in cash and cash equivalents during the period	13,341	(118,146)
Cash and cash equivalents, beginning of the period	47,252	156,120
Cash and cash equivalents, end of the period	60,593	37,974
Cash and cash equivalents:
Cash	55,304	37,713
Short-term deposits	5,289	261
	60,593	37,974
Supplementary disclosure of cash flow information
Amount of interest received during the period	6,324	2,256

The accompanying notes form part of the financial statements

29

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

1 CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The interim financial statements have been prepared in accordance with IFRS standards in effect as at June 30, 2019, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2018 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2019.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");

•	Sprott Capital Partners LP ("SCP");

•	Sprott Consulting LP ("SC");

•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII") (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC");

•	Sprott Resource Lending Corp. ("SRLC");

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust")

30

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

Changes in accounting policies

In the first quarter of the year, the Company adopted IFRS 16 Leases (“IFRS 16”) and IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23"). The adoption of IFRIC 23 did not have a material effect on the Company's consolidated financial statements. As permitted by the transition provisions of IFRS 16, the Company applied a modified retrospective approach. Accordingly, the Company elected not to restate comparative period results and there was no impact to opening retained earnings. Below is a summary of the IFRS 16 impacts.

Lease Commitments

The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. Upon transition to IFRS 16, a right-to-use asset and lease liability of $9.8 million were recorded. The right-to-use asset is presented on the property and equipment line of the consolidated balance sheet and the short and long-term portions of the lease liability are presented on the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheet.

The Company used the practical expedient when applying IFRS 16 for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are occurred.

Prior to the adoption of IFRS 16, the Company classified its lease obligation as operating leases, with the lease payments being presented as selling, general and administrative line of the consolidated statements of operations. Upon transition to IFRS 16, the right-to-use asset is amortized on a straight-line basis over the term of the lease with the amortization expense being presented on the amortization of property and equipment line of the consolidated statements of operations. The lease liability is subsequently remeasured at amortized cost using the effective interest rate method, with the interest charge on the incremental borrowing rate being presented on the interest expense line of the consolidated statements of operations.

Other accounting policies

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these consolidated financial statements unless otherwise noted.

31

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

3 PROPRIETARY INVESTMENTS, OBLIGATIONS RELATED TO SECURITIES SOLD SHORT AND LONG-TERM INVESTMENTS

Proprietary investments and Obligations related to securities sold short

Consist of the following (in thousands $):

	Classification and measurement criteria	June 30, 2019	Dec. 31, 2018
Public equities and share purchase warrants	FVTPL	12,984	19,066
Fixed income securities	FVTPL	2,627	2,796
Private holdings:
- Private investments	FVTPL	2,839	2,830
- Energy contracts	Non-financial instrument	1,878	2,019
Total proprietary investments		20,328	26,711

Obligations related to securities sold short	FVTPL	—	255

Long-term investments

Consists of the following (in thousands $):

	Classification and measurement criteria	June 30, 2019	Dec. 31, 2018
Co-investments in funds	FVTPL	74,918	72,739
Private holdings
- Private investments	FVTPL	27,361	29,821
Total long-term investments		102,279	102,560

Realized gains and losses on financial assets classified at FVTPL are included in the gain (loss) on proprietary investments and gain (loss) on long-term investments, as applicable, on the consolidated statements of operations.

32

SPROTT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017

4        GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts- (indefinite life)	Fund management contracts - (finite life)	Total
Cost
At December 31, 2017	166,882	—	47,416	214,298
Additions	—	133,303	—	133,303
Net exchange differences	13,482	—	—	13,482
At December 31, 2018	180,364	133,303	47,416	361,083
Additions	—	1,830	—	1,830
Net exchange differences	(6,796)	(14)	—	(6,810)
At June 30, 2019	173,568	135,119	47,416	356,103

Accumulated amortization
At December 31, 2017	(142,859)	—	(30,964)	(173,823)
Amortization charge for the period	—	—	(1,431)	(1,431)
Net exchange differences	(11,390)	—	—	(11,390)
At December 31, 2018	(154,249)	—	(32,395)	(186,644)
Amortization charge for the period	—	—	(583)	(583)
Net exchange differences	5,742	—	—	5,742
At June 30, 2019	(148,507)	—	(32,978)	(181,485)

Net book value at:
December31, 2018	26,115	133,303	15,021	174,439
June 30, 2019	25,061	135,119	14,438	174,618

33

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

Impairment assessment of goodwill

Previously, the Company reported seven cash generating units ("CGU") for goodwill impairment assessment and testing purposes:

•       Exchange Listed Products

•       Alternative Asset Management

•       Global

•       Lending

•       Consulting

•       Merchant Banking & Advisory

•       Corporate

During the first quarter of 2019, as the Company completed the reorganization of its reportable segments, the assets that were previously aggregated to create the Global CGU no longer met the requirements of a CGU as they no longer generated independent cash flows. As a result, these assets were disaggregated from the Global CGU, and were reallocated to existing CGUs with similar assets that generate largely independent cash flows (brokerage assets within the Brokerage CGU and fixed term LP assets within the Managed Equities CGU). The Company CGUs are now as follows:

•       Exchange Listed Products

•       Lending

•       Managed Equities

•       Brokerage

•       Corporate

As at June 30, 2019, the Company had allocated $25.1 million (December 31, 2018 - $26.1 million) of goodwill on a relative value approach basis to the Exchange Listed Products and Managed Equities CGUs (previously called the Alternative Asset Management CGU).

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairement. During the quarter, there were no indicators of impairment in either the Exchange Listed Products CGU or the Managed Equities CGU.

Impairment assessment of indefinite life fund management contracts

As at June 30, 2019, the Company had an exchange listed fund management contract within the Exchange Listed Products CGU of $135.1 million related to Central Fund of Canada (December 31, 2018 - $133.3 million). There were no indicators of impairment as at June 30, 2019.

Impairment assessment of finite life fund management contracts

As at June 30, 2019, the Company had exchange listed fund management contracts within the Exchange Listed Products CGU of $14.4 million (December 31, 2018 - $15.0 million). There were no indicators of impairment as at June 30, 2019.

34

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

5        LOANS RECEIVABLE

Components of loans receivable

Loans are reported at their amortized cost using the effective interest method. Loans are reported net of any expected credit loss provisions on the expected credit loss provisions line of the consolidated statements of operations. Total carrying value consists of the following (in thousands $):

	Jun. 30, 2019	Dec. 31, 2018
Loans
Loan principal	33,266	37,873
Accrued interest	48	14
Deferred revenue	(1,253)	(1,816)
Amortized cost	32,061	36,071
Loan loss provisions	(50)	(50)
Less: current portion	(29,203)	(15,275)
Total carrying value of non-current loans receivable	2,808	20,746

Expected credit losses ("ECL")

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new circumstances. These revised cash flows are discounted using the original effective interest rate to determine the net realizable value of the loan. Interest income is thereafter recognized on this net realizable value using the original effective interest rate. Additional changes to the amount or timing of future cash flows could result in further losses, or the reversal of previous losses, which would also impact the amount of subsequent interest income recognized.

As at June 30, 2019, the Company performed a comprehensive review of each loan measured at amortized cost in its portfolio to determine the requirement for an ECL provision. There was no increase in credit risk in the period and therefore, no further credit loss provision was required.

Interest income on impaired loans and the changes in expected credit loss provisions are as follows (in thousands $):

	For the six months ended
	June 30, 2019	Jun. 30, 2018
Interest on impaired loans	—	—
Expected credit loss provisions
Balance, beginning of the year	50	—
Transition adjustment	—	50
Revised balance, beginning of the year	50	50
Expected credit loss provision (recovery)	—	—
Net exchange differences	—	—
Balance, end of period	50	50

35

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

Sector distribution of loan principal

Distribution of Company outstanding loan principal balances by sector:

	June 30, 2019		12/31/2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Metals and mining	1	30,379	1	34,931
Energy and other	2	2,887	2	2,942
Total loan principal	3	33,266	3	37,873

Geographic distribution of loan principal

Distribution of Company outstanding loan principal balances by geographic location of the underlying security:

	June 30, 2019		December 31, 2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Canada	1	1,578	1	1,578
United States of America	2	31,688	2	36,295
Total loan principal	3	33,266	3	37,873

36

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

6	OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Jun. 30, 2019	Dec. 31, 2018
Fund recoveries and investment receivables	7,333	4,722
Prepaid expenses	4,358	5,369
Other (1)	1,699	1,897
Total Other assets	13,390	11,988

(1) Other includes miscellaneous third-party receivables.

Other income (loss)

Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2019	Jun. 30, 2018	Jun. 30, 2019	Jun. 30, 2018
Net proceeds from Sale Transaction (1)	—	—	—	4,200
Other investment income (2)	138	3,082	224	3,914
Foreign exchange gain (losses)	(883)	236	(1,908)	1,092
Total Other income (loss) (3)	(745)	3,318	(1,684)	9,206

(1)	Gross proceeds of $5.0 million, net of transaction costs of $0.8 million. This relates to the January 29, 2018 closing of the sale of our non-core private wealth client business.
(2)	Primarily includes investment fund income, syndication and trailer fee income.
(3)	Excludes royalty income of $0.2 million on a three month ended basis (June 30, 2018 - $0.4 million) and $0.5 million on a six month ended basis (June 30, 2018 - $0.7 million), which is presented net of operating, depletion and impairment charges below.

Other expenses

Consist of the following (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2019	Jun. 30, 2018	Jun. 30, 2019	Jun. 30, 2018
Costs (recoveries) related to energy assets (1)	(5)	(136)	3	(104)
Other (2)	3,218	573	3,552	1,366
Total Other expenses	3,213	437	3,555	1,262

(1)	Includes operating, depletion and impairment charges, net of royalty income of $0.2 million on a three month ended basis (June 30, 2018 - $0.4 million) and $0.5 million on a six month ended basis (June 30, 2018 - $0.7 million).
(2)	Includes non-recurring professional fees and transaction costs.

37

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

7	SHAREHOLDERS' EQUITY

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number	Stated value
	of shares	(in thousands $)
At Dec. 31, 2017	234,098,634	392,556
Issuance of share capital under dividend reinvestment program	338,628	1,015
Issuance of share capital on purchase of management contracts	6,997,387	17,284
Released on exercise of stock option plan	558,048	1,217
Issuance of share capital on conversion of RSUs	635,939	1,581
Acquired for equity incentive plan	(2,402,500)	(7,161)
Released on vesting of equity incentive plan	2,836,201	6,446
At Dec. 31, 2018	243,062,337	412,938
Issuance of share capital under dividend reinvestment program	30,892	96
Issuance of share capital on conversion of RSUs and other share based considerations	476,030	1,086
Acquired for equity incentive plan	(162,265)	(503)
Released on vesting of equity incentive plan	606,467	1,520
At Jun. 30, 2019	244,013,461	415,137

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2017	39,907
Expensing of Stock-based compensation over the vesting period	12,358
Issuance of share capital on conversion of RSUs	(1,219)
Released on exercise of stock option plan	(1,217)
Released on vesting of common shares for equity incentive plan	(6,446)
At Dec. 31, 2018	43,383
Expensing of Stock-based compensation over the vesting period	3,328
Issuance of share capital on conversion of RSUs and other share based considerations	783
Released on vesting of common shares for equity incentive plan	(1,520)
At Jun. 30, 2019	45,974

38

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers, employees and consultants of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued for the three and six months ended June 30, 2019 (three months ended June 30, 2018 - nil, six months ended June 30, 2018 - 750,000). There were no options exercised for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - 670,000). There were no options forfeited for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price ($)
Options outstanding, December 31, 2017	6,975	5.14
Options exercisable, December 31, 2017	5,625	5.79
Options issued	750	2.33
Options exercised	(2,000)	2.33
Options expired	(2,450)	10.00
Options outstanding, December 31, 2018	3,275	2.57
Options exercisable, December 31, 2018	1,875	2.70
Options outstanding, June 30, 2019	3,275	2.57
Options exercisable, June 30, 2019	2,575	2.60

Options outstanding and exercisable as at June 30, 2019 are as follows:

Exercise price ($)	Number of outstanding options (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
6.60	150	1.4	150
2.33	3,000	6.6	2,300
2.73	125	6.9	125
2.33 to 6.60	3,275	6.4	2,575

39

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 419,687 RSUs granted during the three months ended ended June 30, 2019 (three months ended June 30, 2018 - 30,000) and 676,406 RSUs granted during the six months ended June 30, 2019 (six months ended June 30, 2018 - 339,401) . The Trust purchased 0.1 million shares in the three months ended June 30, 2019 (three months ended June 30, 2018 - nil) and 0.2 million shares in the six months ended June 30, 2019 (six months ended June 30, 2018 - 2.4 million shares).

Number of common shares
Common shares held by the Trust, December 31, 2017	10,365,957
Acquired	2,402,500
Released on vesting	(2,836,201)
Unvested common shares held by the Trust, December 31, 2018	9,932,256
Acquired	162,265
Released on vesting	(606,467)
Unvested common shares held by the Trust, June 30, 2019	9,488,054

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Stock option plan	57	58	131	292
EPSP / EIP	1,012	2,918	3,197	5,642
	1,069	2,976	3,328	5,934

40

SPROTT INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings (loss) per common share:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Numerator (in thousands $):
Net income (loss) - basic and diluted	2,116	5,916	5,900	19,573

Denominator (Number of shares in thousands):
Weighted average number of common shares	254,856	251,882	252,919	251,104
Weighted average number of unvested shares purchased by the Trust	(9,234)	(12,053)	(9,236)	(11,273)
Weighted average number of common shares - basic	245,622	239,829	243,683	239,831
Weighted average number of dilutive stock options	3,125	4,455	3,125	4,455
Weighted average number of unvested shares purchased by the Trust	9,234	12,053	9,236	11,273
Weighted average number of common shares - diluted	257,981	256,337	256,044	255,559

Net income per common share
Basic	$0.01	0.02	$0.02	$0.08
Diluted	$0.01	0.02	$0.02	$0.08

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at June 30, 2019 and 2018, all entities were in compliance with their respective capital requirements.

41

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

8        INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the six months ended
	Jun. 30, 2019	Jun. 30, 2018
Current income tax expense (recovery)
Based on taxable income of the current period	113	(462)
	113	(462)
Deferred income tax expense (recovery)
Total deferred income tax expense	310	(1,678)
Income tax expense reported in the consolidated statements of operations	423	(2,140)

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the six months ended
	Jun. 30, 2019	Jun. 30, 2018
Income before income taxes	6,323	17,433
Tax calculated at domestic tax rates applicable to profits in the respective countries	1,701	4,621
Tax effects of:
Non-deductible stock-based compensation	60	78
Non-taxable capital (gains) and losses	(212)	(439)
Intangibles	57	(4,843)
Other temporary differences not benefited	(236)	(314)
Non-capital losses not benefited previously	(1,069)	(2,198)
Rate differences and other	122	955
Tax charge	423	(2,140)

The weighted average statutory tax rate was 26.9% (June 30, 2018 - 26.5%). This increase was primarily due to increased profitability of our Canadian businesses. The Company has $12 million of capital tax losses and $2 million of non-capital tax losses from prior years that will begin to expire in 2019 and 2027, respectively. The benefit of these capital and non-capital tax losses has not been recognized.

42

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the six months ended June 30, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Jun. 30, 2019
Deferred income tax assets
Other stock-based compensation	4,300	292	—	4,592
Non-capital losses	5,018	880	(47)	5,851
Unrealized gains	386	(330)		56
Other	513	26	—	539
Total deferred income tax assets	10,217	868	(47)	11,038

Deferred income tax liabilities
Fund management contracts	7,317	1,179	—	8,496
Proceeds receivable	70	(70)	—	—
Other	59	69	—	128
Total deferred income tax liabilities	7,446	1,178	—	8,624
Net deferred income tax assets	2,771	(310)	(47)	2,414

For the year ended December 31, 2018

	Dec. 31, 2017	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2018
Deferred income tax assets
Other stock-based compensation	2,588	1,712	—	4,300
Non-capital losses	820	4,185	13	5,018
Unrealized gains	481	(95)	—	386
Other	485	28	—	513
Total deferred income tax assets	4,374	5,830	13	10,217

Deferred income tax liabilities
Fund management contracts	431	6,886	—	7,317
Proceeds receivable	279	(209)	—	70
Other	(116)	175	—	59
Total deferred income tax liabilities	594	6,852	—	7,446
Net deferred income tax assets	3,780	(1,022)	13	2,771

43

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

9        FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2019 and December 31, 2018 (in thousands $).

Proprietary Investments

June 30, 2019	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	11,188	1,796	—	12,984
Fixed income securities	—	1,627	1,000	2,627
Private holdings	—	—	2,839	2,839
Total net recurring fair value measurements	11,188	3,423	3,839	18,450

12/31/2018	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	13,680	5,386	—	19,066
Fixed income securities	—	1,796	1,000	2,796
Private holdings	—	—	2,830	2,830
Obligations related to securities sold short	(255)	—	—	(255)
Total net recurring fair value measurements	13,425	7,182	3,830	24,437

Long-term investments

June 30, 2019	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	70,177	4,741	74,918
Private holdings	—	—	27,361	27,361
Total net recurring fair value measurements	—	70,177	32,102	102,279

12/31/2018	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	72,739	—	72,739
Private holdings	—	—	29,821	29,821
Total net recurring fair value measurements	—	72,739	29,821	102,560

44

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Proprietary Investments

	Changes in the fair value of Level 3 measurements - Jun. 30 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Jun. 30, 2019
Private holdings	2,830	100	—	(91)	2,839
Fixed income securities	1,000	—	—	—	1,000
	3,830	100	—	(91)	3,839

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	4,269	2,135	(3,680)	106	2,830
Fixed income securities	—	1,000	—	—	1,000
	4,269	3,135	(3,680)	106	3,830

Long-term investments

	Changes in the fair value of Level 3 measurements - Jun. 30, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Jun. 30, 2019
Private holdings	24,945	3,424	—	(1,008)	27,361
Co-investments in funds	4,876	—	—	(135)	4,741
	29,821	3,424	—	(1,143)	32,102

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	12,152	13,145	—	4,524	29,821
	12,152	13,145	—	4,524	29,821

During the six months ended June 30, 2019, the Company transferred public equities of $3.6 million (December 31, 2018 - $0.7 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the six months ended June 30, 2019, the Company purchased level 3 investments of $3.5 million (December 31, 2018 - $16.3 million). For the six months ended June 30, 2019, the Company transferred $Nil (December 31, 2018 - $Nil) from Level 3 to Level 1 within the fair value hierarchy.

45

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2019 and 2018

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Co-investments in funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.

The Company’s Level 3 securities consists of private holdings, co-investment in funds and fixed income securities of private companies. The Company determines fair value using a variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants. The significant unobservable input used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $1.2 million (December 31, 2018 - $1.2 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

10        DIVIDENDS

The following dividends were declared by the Company during the six months ended June 30, 2019:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 08, 2019 - Regular Dividend Q4 - 2018	March 25, 2019	0.03	7,602
May 21, 2019 - Regular Dividend Q1 - 2019	June 5, 2019	0.03	7,605
Dividends (1)			15,207

(1) Subsequent to the quarter-end, on August 8, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended June 30, 2019. This dividend is payable on September 3, 2019 to shareholders of record at the close of business on August 19, 2019.

46

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

11        SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

47

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended June 30, 2019

	Exchange Listed Products	Lending	Managed Equities	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	7,320	4,216	4,207	5,195	(166)	453	21,225
Total expenses	2,730	2,241	2,223	5,982	3,803	2,584	19,563
Pre-tax Income (loss)	4,590	1,975	1,984	(787)	(3,969)	(2,131)	1,662
Adjusted base EBITDA	5,532	3,832	1,056	230	(2,981)	1,740	9,409

For the three months ended June 30, 2018

	Exchange Listed Products	Lending	Managed Equities (1)	Brokerage (1)	Corporate	Elimination and all other segments (1)	Consolidated
Total revenue	9,383	6,786	3,065	7,895	(697)	182	26,614
Total expenses	2,285	1,959	2,396	7,761	4,328	1,337	20,066
Pre-tax Income (loss)	7,098	4,827	669	134	(5,025)	(1,155)	6,548
Adjusted base EBITDA	6,892	5,381	1,150	1,396	(3,897)	(236)	10,686

(1) Prior year figures have been restated to reflect the changes in operating segments.

For the six months ended June 30, 2019

	Exchange Listed Products	Lending	Managed Equities	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	14,613	7,598	7,441	10,843	(318)	2,295	42,472
Total expenses	5,272	3,764	5,090	12,005	6,338	3,680	36,149
Pre-tax Income (loss)	9,341	3,834	2,351	(1,162)	(6,656)	(1,385)	6,323
Adjusted base EBITDA	11,231	7,874	1,971	233	(4,672)	1,956	18,593

For the six months ended June 30, 2018

	Exchange Listed Products	Lending	Managed Equities (1)	Brokerage (1)	Corporate	Elimination and all other segments (1)	Consolidated
Total revenue	17,310	13,591	6,813	20,536	(857)	736	58,129
Total expenses	4,758	3,559	5,230	15,851	8,002	3,296	40,696
Pre-tax Income (loss)	12,552	10,032	1,583	4,685	(8,859)	(2,560)	17,433
Adjusted base EBITDA	12,924	8,138	2,464	3,523	(6,325)	(11)	20,713

(1) Prior year figures have been restated to reflect the changes in operating segments.

48

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2019 and 2018

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2019	June 30, 2018	Jun. 30, 2019	Jun. 30, 2018
Canada	18,408	22,591	36,002	50,567
United States	2,817	4,023	6,470	7,562
	21,225	26,614	42,472	58,129

12        LOAN FACILITY

As at June 30, 2019, the Company had $22.5 million (December 31, 2018 - $Nil) outstanding on its credit facility, $5 million of which is due within 12 months and $17.5 million is due after 12 months (December 31, 2018 - $Nil and $Nil respectively).

The Company has a 5 year, $90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a $25 million term loan and a $65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In the first quarter, the Company drew $25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at June 30, 2019, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

◦                     5-year, $65 million revolver with "bullet maturity" December 31, 2022

◦                     5-year, $25 million term loan with 5% of principal amortizing quarterly

Interest Rate

◦                     Prime rate + 0 bps or;

◦                     Banker Acceptance Rate + 170 bps

Covenant Terms

◦                     Minimum AUM: $8.2 billion

◦                     Debt to EBITDA less than 3.25:1 for first 18 months, after which, debt to EBITDA less than 2.50:1

◦                     EBITDA to interest expense more than 2.50:1

13        COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there may be commitments to provide loans arising from the Lending business or commitments to make investments in the net investments portfolio of the Company. As at June 30, 2019, the Company had $22.5 million in co-investment commitments from the Lending segment (December 31, 2018 - $38.7 million).

49

Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Baker & McKenzie LLP
Royal Bank Plaza, South Tower	Brookfield Place, Suite 2100
200 Bay Street, Suite 2600	181 Bay Street, P.O. Box 874
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario, Canada M5J 2T3
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Peter Grosskopf, Chief Executive Officer and Director	Toronto, ON M5H 2S5
Rick Rule, Director
Sharon Ranson, FCPA, FCA, Director	Investor Relations
Rosemary Zigrossi, Director	Shareholder requests may be directed to
Whitney George, President	Investor Relations by e-mail at ir@sprott.com
Kevin Hibbert, CPA, CA, Chief Financial Officer	or via telephone at 416.943.8099
Arthur Einav, Corporate Secretary	or toll free at 1.855.943.8099

Transfer Agent & Registrar	Stock Information
TMX Equity Transfer Services	Sprott Inc. common shares are traded on the
200 University Avenue, Suite 300	Toronto Stock Exchange under the symbol ‘‘SII’’
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com

www.sprott.com